Exhibit 99.2

2025 Information Circular | 7 TELUS Digital NOTICE OF ANNUAL GENERAL MEETING When 7KXUVGDy, May 1, 2025 12:00 p.m. (ET) Where Virtual-only meeting via live audio webcast online at https://meetings. lumiconnect.com/400- 372-711-643 Materials A notice and access notification to shareholders (Notice) will be mailed to non-registered shareholders on or about April 15, 2025. We are providing access to the information circular and the annual report to non-registered shareholders via the internet using the “notice and access” systems. These materials are available on the website referenced in the Notice: https://www. envisionreports.com/ telusdigital2025. Registered shareholders will receive a paper copy of our information circular and related proxy materials. OF SHAREHOLDERS As we look to continue to balance the optimization of shareholder engagement and cost efficiencies within our operations and reduce greenhouse gas emissions related to travel, TELUS Digital will use the power of technology again this year to enable our shareholders to attend our annual general meeting in a virtual-only format via a live webcast. Ȝ Registered shareholders and duly appointed proxyholders will have an equal opportunity to attend, participate in and vote at this virtual meeting from any location. Ȝ Non-registered shareholders who have not duly appointed themselves as proxy holders and registered with our transfer agent, Computershare Investor Services Inc. (Computershare), may also attend virtually as guests. Guests will be able to attend virtually and listen to the meeting but will not be able to vote or ask questions during the meeting. A summary of the information shareholders will need to attend, participate in and vote at our virtual meeting is provided on pages 8 to 17 of our 2025 Information Circular. Business of the meeting At the meeting, shareholders will be asked to: 1. receive the Company’s 2024 audited consolidated financial statements, together with the report of the auditors on those statements; 2. elect directors of the Company for the ensuing year; 3. appoint Deloitte LLP (Deloitte) as auditors for the ensuing year and authorize the directors to fix their remuneration; 4. approve an increase to the share reserve under the 2021 Omnibus Long-Term Incentive Plan (2021 LTIP); and 5. transact any other business that may properly come before the meeting and any postponement or adjournment thereof. Right to vote Holders of record of subordinate voting shares and/or multiple voting shares on March 28, 2025 (the Record Date), are entitled to notice of, and to vote at, our meeting or any adjournment thereof. Each multiple voting share carries the right to ten votes per multiple voting share held and each subordinate voting share carries the right to one vote per subordinate share held. You can find more information about each item of business at the meeting, including who can vote and how to vote, beginning on page 8. Approval of the Circular The Board has approved in substance the content of this information circular and has authorized us to send it to the Company’s shareholders as at the Record Date. Vancouver, British Columbia Dated March 26, 2025 By order of the Board of Directors Michel E. Belec, Chief Legal Officer and Corporate Secretary